

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04005203

January 16, 2004

Bruce Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Merck Co., Inc.
Incoming letter dated December 12, 2003

Dear Mr. Ellis:

This is in response to your letter dated December 12, 2003 concerning the shareholder proposal submitted to Merck. We also have received a letter from the proponent dated December 19, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Laszlo R. Treiber, Ph.D
16230 Nacido Court
San Diego, CA 92128

14978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352


MERCK

December 12, 2003

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: In publications such as its 'Mission Statement' and its 'Annual Report 2002' Merck & Co, Inc. ('The Company') has declared its commitment to the highest standards of ethics and integrity. Furthermore, in a document titled 'Our Values and Standards' The Company not only compiles its code of conduct, but it also provides detailed instructions about handling concerns of violations of ethics and professional standards. Specifically, depending on the nature of the concerns and the individuals involved, The Company suggests that any or all of the following be contacted: one's Supervisor or Manager, Human Resources, Legal Department, Controller, Merck Office of Ethics and The Merck AdviceLine. The resources committed to and the emphasis placed on ethics and professional conduct are evidence, that The Company wants to convey its stockholders the message, that its integrity is beyond reproach. In order to demonstrate in a credible way that it properly utilizes the resources listed above and its commitment to its own standards and values, I propose that the Company do the following:
>
> - All reports and allegations of violations of ethics and professional misconduct submitted to any of its offices after the creation of Merck Office of Ethics also be disclosed to SEC and to the stockholders;

- The Company's investigation into the reported and alleged violations and the conclusions of the investigation be reported to SEC and the stockholders;

- The Company's actions taken to reconcile the results of the investigations with its code of conduct be reported to SEC and the stockholders.

To understand the Proposal, please note that the Office of Ethics was created in 1995. For your information, the Proponent is a former Company employee whose employment was terminated in 1999.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for two different reasons, each of which in and of itself should be sufficient. First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it deals with the Company's ordinary business function, is mundane in nature and does not involve any substantial policy or other considerations. If the Division concurs that the Proposal may be excluded on either basis, we ask that that such relief also apply to this or similar proposals submitted by this Proponent in the future. Finally, we believe that the Proposal violates New Jersey law and therefore is excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A.

DISCUSSION

The Proposal is a Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders about various aspects of disputes within the Company. In every case the Division has agreed there was basis to exclude the proposal. For example, in 2002 the Proponent attempted to require (1) the maintenance of a database to allow shareholders to review information, (2) the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct and (3) the review and carrying out of corrective measures in cases of "demonstrated incompetence and professional misconduct during the past twenty years." The Division agreed that there was basis for our view that the proposal could be excluded under Rule 14a-8(i)(4). *Merck & Co., Inc.* (January 23, 2003); *see also Merck & Co., Inc.* (March 7, 2002) (excludible on basis of ordinary business); *Merck & Co., Inc.* (February 9, 2001) (excludible on basis of ordinary business).

It is clear that the Proponent is a former employee who continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See USX Corporation* (December 28, 1995) (a proposal to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal is simply a slight variation on the proposal the Proponent has been raising for several years. Therefore, we believe the Proposal properly may be excluded under Rule 14a-8(i)(4), as it was last year, as related to the redress of a personal claim or grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

The Proposal Relates to Ordinary Business Operations

If implemented, the Proponent's proposal would affect the management of the Company's research operations that are at the core of the Company's business. Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proposal is directly related to the management of operations that are at the core of the Company's business. The protection and management of Company assets and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. *See General Electric Company* (January 19, 1983) (a proposal to set minimum standards for company attorneys). The Division concluded that there was some basis for the belief that a substantially similar proposal from this Proponent could be excluded on this basis and therefore determined not to recommend enforcement action on this basis in 2000 and 2001.

The Proposal also would require various periodic reports be made to the SEC. The SEC in the past has agreed that there was a basis to exclude a proposal requiring disclosures to the SEC in annual reports on Form 10-K and other periodic reports even though the subject matter (relating to political contributions) did not necessarily relate to the company's ordinary business operations. See for example, *ConAgra, Inc.* (June 10, 1998) and *Burlington Northern Santa Fe Corp.* (February 9, 1998). The Proposal would require periodic reports to the SEC that are contrary to the rules of the SEC, and therefore the Division should agree that the Proposal is excludible under Rule 14a-8(i)(7) as relating to the Company's ordinary business.

Future Relief

If in response to this request, the Division advises that it will not recommend enforcement action if the Company omits the Proposal, we also ask that the Division apply its response to any future submission to the Company of the same or similar proposals by this Proponent. Otherwise, the Company would have to continue to go through the expense of seeking no-action letter relief from the Division, and the Division would have to continue to review the same. The Division previously has granted requests under similar circumstances. *See The Adams Express Company* (November 13, 1997); *New Valley Corporation* (December 3, 1991); *Thermo Electron Corporation* (February 17, 1994); and *Bank of Boston Corporation* (January 21, 1994).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders. Depending on the subject matter, that Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1) "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-9(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal is excludible unless it is recast as a recommendation or request to the Board.

Conclusion

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), we have enclosed six copies of this letter and six copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Division's information, the Company anticipates beginning to print its proxy card on or about February 26, 2004.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Bruce Ellis
Assistant Counsel

Enc.
CC: Laszlo R. Treiber

Past cases of corporate fraud clearly demonstrate, that violations of the law and code of professional conduct can be the single most important factor in determining share values even to the point of financial disaster to the average stockholder. Therefore, in order to make sound financial decisions stockholders, investors and employees have a legitimate need to consider information pertinent to compliance with the law and professional conduct.

RESOLVED: In publications such as its "Mission Statement" and its "Annual Report 2002" Merck & Co., Inc. ("The Company") has declared its commitment to the highest standards of ethics and integrity. Furthermore, in a document titled "Our Values and Standards" The Company not only compiles its code of conduct, but it also provides detailed instructions about handling concerns of violations of ethics and professional standards. Specifically, depending on the nature of the concerns and the individuals involved, The Company suggests that any or all of the following be contacted: one's Supervisor or Manager, Human Resources, Legal Department, Controller, Merck Office of Ethics and The Merck AdviceLine. The resources committed to and the emphasis placed on ethics and professional conduct are evidence, that The Company wants to convey its stockholders the message, that its integrity is beyond reproach. In order to demonstrate in a credible way that it properly utilizes the resources listed above and its commitment to its own standards and values, I propose that the Company do the following:

- All reports and allegations of violations of ethics and professional misconduct submitted to any of its offices after the creation of Merck Office of Ethics also be disclosed to SEC and to the stockholders;
- The Company's investigation into the reported and alleged violations and the conclusions of the investigation be reported to SEC and the stockholders;
- The Company's actions taken to reconcile the results of the investigations with its code of conduct be reported to SEC and the stockholders.

SUPPORTING STATEMENTS:

In recent years violations of the law and the generally recognized code of professional conduct in numerous cases resulted in drastic, even disastrous, deterioration of share values. As a result, investors' confidence in corporate integrity suffered serious setbacks. By claiming compliance with the law and with the standards of ethics and professional conduct, companies are trying to attract investors. However, one ought to remember, that the greatest adverse impact on the share values was caused by the violations of the law and ethics of the very same individuals who were supposed to be formulating or at least approving and enforcing the code of conduct. Therefore, declaring the "values" and "high standards", and listing resources assigned to dealing with concerns about professional conduct and ethical issues alone hardly suffice to convincingly demonstrate The Company's integrity and commitment to the values it proclaimed. Disclosing The Company's record of investigating and resolving cases of legal and ethical concerns reported to any of its offices is the only credible way of showing to what extent The Company is living up to its widely publicized values and standards.

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128
Tel.: 858-673-1571

December 19, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal
Letter of Mr. Bruce Ellis, Esq., Assitant Counsel, dated Dec. 12, 2003

Dear Ladies and Gentlemen:

By sending me a copy of the subject correspondence Mr. Ellis informed me about the subject Company's intention to exclude my Proposal from its proxy materials for the 2004 Annual Meeting of Stockholders. I ask the Division to review this matter before issuing a formal response and to reach a decision solely based on the merits of my Proposal rather than on the arguments presented by Mr. Ellis.

Please be advised that I have fully complied with the request of the Company's Office of Ethics by submitting documentation on some of the professional misconduct known to me. The Company's Legal Department has received the copies of every correspondence I have sent to the Office of Ethics. Therefore, Mr. Ellis' arguments presented to the Division are not only inaccurate and irrelevant to the letter and spirit of my Proposal, but also intentionally misrepresenting the facts known to him. At this juncture I see no reason to engage in a predictably futile discussion with a seasoned lawyer over scores of rules and regulations irrelevant to my Proposal without the participation of an impartial third party. However, depending on the fate of my Proposal, I am fully determined to retain another seasoned attorney to demonstrate in court the Company's failure to meet its legal obligation when it comes to the accuracy and truthfulness of its publications on professional conduct and ethics.

Prompted by Mr. Ellis' statement regarding New Jersey state law I am sending the Company's Board of Directors a copy of my Proposal as a "recommendation". I also send the Board of Directors a copy of the subject letter and this letter. I, too, would be pleased to discuss this case "with the appropriate person before issuance of a formal response."

Very truly yours,

Laszlo R. Treiber

cc: Mr. Bruce Ellis, Esq.
Board of Directors, Merck & Co., Inc.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 12, 2003

The proposal requests that Merck disclose to the SEC and to its stockholders all reports and allegations of violations of ethics and professional misconduct submitted to any of its offices after the creation of the Merck Office of Ethics; Merck's investigation into the reported and alleged violations and the conclusions of the investigations; and Merck's actions taken to reconcile the results of the investigations with its code of conduct.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workplace). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Song P. Brandon
Attorney-Advisor